CERTIFICATE DESIGNATING BOND(s) ISSUE # SAMPLE
Book Entry Only

The bond(s) represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws. The bond(s) represented by this certificate may not be transferred, sold, or assigned unless so registered, or unless an exemption from such registration is available. Transfer of the bond(s) represented by this certificate is subject to the restrictions in the corporation's bylaws.

- Title of the Series: Bond/Secured Corporate, due December 15, 2040
- Interest Rate: The Bond(s) will accrue the following interest rate per annum. 5%
- Callable Date: December 15, 2030 and every Coupon Payment Date There After.
- Coupon Date: Interest Payment Dates June 15, & December 15
- Day Count 30/360: (1)   Payment Date are Business Dates in New York, New York.
- Voting Rights: NONE
- Conversion Rate: NONE

INCORPORATED UNDER THE LAWS OF THE STATE OF MINNESOTA

BARRIER HOMES INC $1,000.00

This certifies that_____SAMPLE PERSON_____ owns 1 bond of $1,000 per value secured 1st position from Barrier Homes Inc, a Minnesota corporation, transferable only on the books of the corporation by the holder of this certificate in person, or by authorized agent, upon surrender of this certificate, properly endorsed. On reverse side.

In witness of the above, the corporation has caused this certificate to be signed by its President, Randall S. Boe, and Secretary, Randall S. Boe, on December 15, 2020.

This Bond Certificate is executed and agreed to by:
Randall S Boe President

_____Date:_____
Randall S Boe Secretary

_____Date:_____
barrierhomesinc@outlook.com
December 15, 2020 at 01:44 pm
Recorded at IP 24.230.63.125

Notes:
- (1) If coupon date is on a non-business day the payment will be made the next business day.

Transfer Section

For value received, I, <u>SAMPLE PERSON</u> transfer to <u>Simple Sample</u> the bond(s) represented by this certificate and instruct the corporate Secretary to record this transfer on the books of the corporation. Transfer restrictions, if any, are shown above.

Dated this _____ day of _____, _____ .

_____

SAMPLE PERSON



   The terms and conditions in the Offering Circular, dated December 15, 2020, as supplemented by the pricing supplement, dated December 15, 2020 (as so supplemented, together with all documents incorporated by reference, the "Offering Circular"), and should be read with the Offering Circular.

CERTIFICATE DESIGNATING BOND(s) ISSUE # SAMPLE

Book Entry Only

The bond(s) represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws. The bond(s) represented by this certificate may not be transferred, sold, or assigned unless so registered, or unless an exemption from such registration is available. Transfer of the bond(s) represented by this certificate is subject to the restrictions in the corporation's bylaws.

- Title of the Series: Bond/Secured Corporate, due December 15, 2040
- Interest Rate: The Bond(s) will accrue the following interest rate per annum. 5%
- Callable Date: December 15, 2030 and every Coupon Payment Date There After.
- Coupon Date: Interest Payment Dates June 15, & December 15
- Day Count 30/360: (1) Payment Date are Business Dates in New York, New York.
- Voting Rights: NONE
- Conversion Rate: NONE

INCORPORATED UNDER THE LAWS OF THE STATE OF MINNESOTA

BARRIER HOMES INC $1,000.00

This certifies that_____SAMPLE PERSON_____ owns 1 bond of $1,000 per value secured 1st position from Barrier Homes Inc, a Minnesota corporation, transferable only on the books of the corporation by the holder of this certificate in person, or by authorized agent, upon surrender of this certificate, properly endorsed. On reverse side.

In witness of the above, the corporation has caused this certificate to be signed by its President, Randall S. Boe, and Secretary, Randall S. Boe, on December 15, 2020.

This Bond Certificate is executed and agreed to by:
Randall S Boe President

_____ Date:_____

Randall S Boe Secretary

_____ Date:_____

barrierhomesinc@outlook.com
December 15, 2020 at 01:44 pm
Recorded at IP 24.230.63.125

Notes:

(1) If coupon date is on a non-business day the payment will be made the next business day.

Transfer Section

For value received, I, <u>SAMPLE PERSON</u> transfer to <u>Simple Sample</u> the bond(s) represented by this certificate and instruct the corporate Secretary to record this transfer on the books of the corporation. Transfer restrictions, if any, are shown above.

Dated this _____ day of _____, _____.

_____

SAMPLE PERSON



The terms and conditions in the Offering Circular, dated December 15, 2020, as supplemented by the pricing supplement, dated December 15, 2020 (as so supplemented, together with all documents incorporated by reference, the "Offering Circular"), and should be read with the Offering Circular.